900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
Phone: (604) 688-9427
Fax: (604) 688-9426

Exhibit 99.8

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled “NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada, dated June 28, 2011, which the undersigned has prepared (the “Technical Report”). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Yukon-Nevada Gold Corp. (the “Corporation”) dated March 29, 2012 and the Form 40-F of the Corporation for the fiscal year ended December 31, 2011. The undersigned further consents to the incorporation by reference in Registration Statement on Form S-8 (No. 333-171775) of the Corporation of the extracts from, or summaries of, the Technical Report.

(Seal)

/s/ Todd W. Johnson, P.E.
Todd W. Johnson, P.E.
March 29, 2012